DOWNTODASH, INC.
Financial statements for the year ended Dec. 31, 2019

MANAGEMENT CERTIFICATION

As of March 5, 2020, I hereby certify that, to the best of my knowledge, the following financial statements have been prepared in accordance with US generally accepted accounting principles and are free form material errors.

_____

Sama Jashnani, CEO
DownToDash, Inc.

FOR MANAGEMENT'S USE ONLY

FINANCIAL POSITIONS

Assets	Dec. 31, 2019	May 16, 2019
Cash and cash equivalents	54,604	-
Software code	24,673	14,187
Total assets	79,277	14,187

Liabilities		
Accounts payable	18	-
Short-term liabilities	5,255	
Total liabilities	5,273	-

Equity		
Common stock	100	100
Capital in excess of par value	14,337	14,087
SAFE capital	59,829	-
Accumulated deficit	(262)	-
Total equity	74,004	14,187
Total of liabilities and equity	79,277	14,187

INCOME STATEMENT

	Year ended Dec. 31, 2019
Other income	292
Travel expenses	286
Other expenses	268
Net income	(262)

FOR MANAGEMENT'S USE ONLY

CASH FLOW STATEMENT

Cash flow from operations

Net income	(262)
Change in working capital	18
	(244)

Cash flow from investing

Application development	(5,231)
	(5,231)

Cash flow from financing

Capital contribution	250
SAFE proceeds	59,829
	60,079
Net cash flow	54,604

FOR MANAGEMENT'S USE ONLY

NOTES

1.　　**Summary of significant accounting policies**

Nature of business: DownToDash, Inc. was organized in the state of Delaware on May 16, 2019, and operates out of New York City. The corporation develops and operates a location-based social mobile application that informs users of activities happening nearby and connects them with other users interested in the same activities.

Management's plans: The management's strategic objectives for 2020 and beyond is focused on increasing the user base and engagement with the platform. This objective will be achieved through organic growth, media relations, and other marketing efforts. The management believes that its financing activities will enable the business to continue its operations for a reasonable period of time. The management's long-term vision is to be a leader in enabling people to meet activity partners, with a focus on user safety.

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codifications.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: The entity is treated as a corporation for federal and state income tax purposes and taxable income is to be taxed at the entity level. Considering the significant uncertainties with respect to the corporation's future profitability, no deferred tax asset has been recognized.

Income tax uncertainties: The corporation follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the corporation's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the tax authorities.

Subsequent events: The management has evaluated subsequent events through March 5, 2020, and has determined that there are no subsequent events required to be reported on the accompanying financial statements.

2.　　**Intangibles**

Intangible assets consist primarily in custom software code developed by third-party providers that is stated at cost.

3. **Short-term liabilities**

Short-term liabilities consist of progress billing owed to third-party providers.

4. **SAFE capital**

Simple Agreement for Future Equity are agreements between the company and investors in which the company promises a future equity stake if certain trigger events occur.

FOR MANAGEMENT'S USE ONLY